FOR IMMEDIATE RELEASE                                              TVX: GNG

April 10, 2008 PR 04/08                                           US:GGTH-F

Underground sampling returns 10 metres grading 6.7 gm gold/tonne and 131.6 gm silver/tonne at San Timoteo

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to provide an update of its 2008 exploration projects in the Uruachic mining district, Chihuahua, Mexico, where three projects, San Timoteo, La Reforma and Las Bolas are currently active.  These projects include diamond drilling on all three areas, underground rehabilitation and sampling on the San Timoteo and Las Bolas areas and geological mapping, Induced Polarization and Magnetic geophysical surveys in preparation for drilling on the San Timoteo II claim.  The Company is well financed, with over $4.3 million currently in the treasury, and expects to be active on these projects throughout the year.

San Timoteo Property

Underground chip sampling in the San Martin tunnel on the San Timoteo property has returned a 40-metre section grading 1.95 gm gold/tonne and 56.8 gm silver/tonne, including a 10-metre section grading 6.7 gm gold/tonne and 131.6 gm silver/tonne. This section is located approximately 250 metres from the entrance to the tunnel in an area that contains old cross cuts, raises and an internal shaft.  The high-grade area, which is now undergoing more detailed mapping and sampling, is an irregular quartz rich, brecciated zone, with locally intense oxidation.

San Martin Tunnel Chip sample Assays

The newly discovered underground zone is approximately 90 metres northeast and 200 vertical metres below the collar of a drill hole ST-DD-07-8, which was reported in the Company’s January 18, 2008 press release.  That hole contained a 21 metre section grading 89.5 gm silver/tonne, 0.31 gm gold/tonne, 2.5% zinc and 1.6% lead (including a 16.5 metre section containing 105 gm silver/tonne, 0.35 gm gold/tonne, 6.1% Zn and 3.2% Pb).  Several of the drill holes referred to in the Company’s March 26 press release, which are designed to further test and extend this near surface mineralized corridor have been completed, but no assays are yet available.  The spatial relationship to the near surface mineralized corridor and the high-grade tunnel zone is very encouraging.

Shallow drilling of three holes in this area in 2006 also returned excellent values. Drill hole ST-D-06-8 returned an intersection of 1.47 gm gold/tonne with 103.66 gm silver/tonne over 5.3 metres as well as 18.4 metres grading 0.27 gm gold/tonne with 63.18 gm silver/tonne.  Drill hole ST-D-06-9 returned 12 metres grading 0.26 gm gold/tonne with 57.89 gm silver/tonne.  The third 2006 shallow drill hole in this area, ST-D-06-10, returned 30 metres grading 0.51 gm gold/tonne with51.20 gm silver/tonne (including 4.5 metres grading 1.08 gm gold/tonne with 79.33 gmsilver/tonne).

A new exploratory drill hole, ST-DD-08-11, collared approximately 90 metres from the entrance to the San Martin mine was started several days before the tunnel assays were received, is trending toward the gold zone. This hole will undercut the gold zone at considerable depth.  A new drill hole, to be collared about 135 metres above and 35 metres horizontally from the tunnel, is planned to undercut the tunnel about 50 metres below the high-grade zone.  Additional holes from this drill pad will also look for continuity between the high grade tunnel zone and the near surface mineralized corridor.

In other areas of the San Timoteo property, nine diamond drill holes have been completed in 2008 and two more are in progress.  Of the nine finished holes, only three have complete assays.  Several of the incomplete assay holes were drilled while the surface detailed geological mapping, the underground mapping of the San Martin tunnel and other data compilation regarding the intersections announced in the Company’s January press release was being completed.  The compilation of this data has now been completed and the follow up drilling of the January zone is currently underway.  One deep hole under the front section of the San Martin Tunnel has been completed and a second one trending towards the back of the tunnel is in progress.

Following are the detail descriptions of the holes drilled and completely assayed to date: ST-08-01 was drilled under a vegetation kill zone, with a coincident chargeability high at 150m depth and historic workings; there are no mineable widths to be reported.

ST-08-02 was drilled under a chargeability high at 150m depth and to test along strike for a southwestern extension of a substantially wide weakly mineralized gold-silver zone.  Preliminary exploration drilling in the area of this zone returned 4.55 metres of 1.09 gm gold/tonne and 132.37 gm silver/tonne in hole ST-DD-01-2; plus 11.7 metres of 0.39 gm gold/tonne and 16.8 gm silver/tonne and 8.6 metres of 0.37 gm gold/tonne and 23.75 gm silver/tonne in hole ST-DD-01-8 and 56.2 metres of 0.14 gm gold/tonne gold and 1.75 gm silver/tonne in hole ST-DD-01-7.

ST-08-3 was drilled to test under ST-07-10a, at lower elevation level, which stopped in silver-zinc rich zone, but due to the drill rig sliding as a result of slope instability, this hole had to be abandoned and was recollared as ST-08-4.

The geophysics crew has also arrived and is currently conducting the Induced Polarization survey of the San Timoteo II claim.  This 2.25 by 1.75 kilometre claim lies adjacent to the north of San Timoteo, with Reforma on its western edge and Nueva Union on the eastern side.  The claim is intensely altered and is one of the few areas of the Uruachic camp that has not been previously covered by geophysics.  At least three important structures with associated old mine workings cross San Timoteo II, which has never been drilled before. Geologic mapping has already been done and the IP data will be used in conjunction with it to select and confirm drill targets.

La Reforma Property

Four diamond drill holes totalling 1484.4 metres have been completed to date during 2008.  Two of these holes still do not have complete assays. One hole, RF-DD-07-23, which was started in late December and finished in January, was drilled to test under a chargeability high at 150m depth on the east side of the property.  The other three holes were drilled under a brecciated siliceous structure with highly anomalous gold grades at surface in the southwestern part of the property, referred to as the Red Ridge. Please refer to the table for the details of each drill hole.

Significant Reforma Assays

Las Bolas Property

Two preliminary diamond drill holes totaling 197.5m were drilled as of March18, 2008.  Both of the drill holes have been logged and sent for assays, but no results have been received to date.  Assays are now done Inspectorate Labs using fire assay preparation and AA finish and ICP methods.  The QP for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.  To find out more about Golden Goliath visit www.goldengoliath.com.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com.  The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.